Listed on the Toronto Stock Exchange:CBD

News Release 03-10

June 4, 2003

Cumberland Resources Ltd.

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND ANNOUNCES METALLURGICAL IMPROVEMENTS AT MEADOWBANK

CUMBERLAND RESOURCES LTD. (CBD-TSX) announces that initial results from feasibility level metallurgical studies are demonstrating significant improvements over previous studies, which will result in simpler, lower cost ore processing designs at the Company’s 100% owned Meadowbank gold project, located 70 kilometers north of Baker Lake, Nunavut.

A preliminary assessment* completed in early 2002 indicated the five gold deposits comprising the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of production from open pit designs.  The preliminary assessment used an overall gold recovery estimated at 90.6% from test work done in 1999.  A feasibility study on the Meadowbank project was initiated in October 2002.

Initial results from the feasibility level metallurgical studies indicate the gold deposits at Meadowbank are amenable to a straightforward whole ore leach process, compared to the more complex bulk sulphide flotation process used in the preliminary assessment.  Using a whole ore leach process including preaeration, test results indicate a 90% reduction in reagent consumption and a 10% reduction in primary grind energy requirements while maintaining recoveries above 93%.

 “The reduction in reagents and lower energy required to process the Meadowbank gold ores translate into a potential 30% reduction in process operating cost estimates from previous studies while increasing predicted gold recoveries,” remarked Kerry Curtis, President and CEO.  “Combined with the recently expanded open pit potential at the Vault deposit (see news release NR03-08), Meadowbank is proving its potential as a high output, low cost gold producer with a production life in excess of 10 years.”

Feasibility Level Metallurgical Studies

Feasibility test work was performed on split core material composited from 110 drill holes representing 1183 mineralized intervals from the five gold deposits at Meadowbank.  The metallurgical test work was managed by Maurice Tagami, P. Eng., a qualified person under national instrument 43-101. Metallurgical testing was performed by SGS Lakefield Research.

News Release 03-10

Page Two

Summary of Metallurgical Tests
Deposit	Third Portage/Bay Zone	North Portage	Vault	Goose Island	Preliminary Assessment 2002*
Primary grind (80% passing, (microns))	53	54	66	56	44
Grinding power (kWh/t ore)	19	22	21	20	24
Gravity gold recovery	40%	30%	22%	56%	n/a
Total gravity plus whole ore leach recovery	95%	95%	91%	95%	n/a
Reagent consumption (kg NaCN/t ore)	0.2	0.2	0.2	0.2	2.12

Meadowbank Gold Project

Metallurgical studies are part of Cumberland’s $10.5 million 2003 program at Meadowbank, which includes ongoing feasibility level engineering, drilling programs and environmental impact studies.

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits totaling:

Meadowbank Project  -  Resources (Q1/2003)***

Measured and Indicated	12,309,000 t grading 5.00 g/t	1, 979 , 000 oz. gold
Inferred	9,290,000 t grading 4.20 g/t	1, 255 , 000 oz. gold

Cumberland is well financed with approximately $16.6 million in its treasury.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  the Meadowbank (100%) and Meliadine West (22% carried) projects in Nunavut.  The Company is also exploring for diamonds at the Meliadine East (50%) project in Nunavut.

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

***First quarter 2003 resource estimates and classification are in accordance with National Instrument 43-101 and conform to CIM Standards on Mineral Resources and Reserves (August 2000).

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.